UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                Commission File Number 002-69494


                           NOTIFICATION OF LATE FILING

(Check One):  [ ]Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-QSB
              [ ]Form N-SAR   [ ]Form N-CSR

         For Period Ended:  March 31, 2004
                            --------------

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: _________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant: Global Gold Corporation
                                  -----------------------

         Former name if applicable:
                                    ---------------------

         Address of principal executive office: 104 Field Point Road
         (Street and number)                    --------------------

         City, state and zip code: Greenwich, CT 06830
                                   -------------------

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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [ ]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant cannot file its Form 10-QSB within the prescribed time period because of pending additional financial information necessary for finalizing its financial statements.

         The Company also expects to amend its Form 10-KSB for the year ended December 31, 2003 (the "10-KSB") to (i) correct to the Total Stockholders' Equity (Deficit) balances at December 31, 2000 and December 31, 2001 (for which correct amounts were reported in the Company's Form 10-KSB for the year ended December 31, 2002) and (ii) correct the line item entitled "Unpaid mine acquisition costs" and the line item now entitled "Stocks and warrants issued for services" for 2003. The correct amounts for Total Stockholders' Equity (deficit) were $12,783 at December 31, 2000 and $(29,049) at December 31, 2001, respectively (not $12,763 and $(29,949), respectively, as reported in the 10-KSB). The correct amounts for Unpaid mine acquisition costs and Stock issued for mine acquisition costs (previously Stocks and warrants issued for services) were $27,127 and $62,500, respectively (not $36,877 and $76,000, respectively), for the year ended December 31, 2003. This brought the cumulative amount of these line items since the inception of the Company's development stage to $50,697 and $62,500 (not $60,447 and $76,000, respectively, as reported in the 10-KSB).

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         These changes were occasioned by the review described below.

         On the evening of April 30, 2004, the Company transmitted its initial filing of its Annual Report on Form 10-KSB to the SEC (for a May 3, 2003 filing date). The filing was submitted by the Company's counsel in the belief that the filing of its independent auditors' report and the Company's accompanying financial statements had been authorized by the Company's independent auditors, Marcum & Kliegman LLP ("Marcum"). On May 3, 2004, Marcum and its attorneys notified the Company and its counsel that the filing of the independent auditors' report and the Company's accompanying financial statements, in the 10-KSB, had not been authorized. This notification was followed on May 4, 2004 by letters from Marcum and its counsel to the Company and its counsel asking the Company to outline the procedures that it would take to correct the situation. The Company's counsel responded by letter on May 5, 2004, outlining some of the circumstances that caused an employee of the Company's counsel to conclude that the filing of the independent auditors' report and the Company's accompanying financial statements, included in the 10-KSB, was authorized and indicating that neither the Company nor the Company's counsel had intended to interfere in any way with any additional procedures that Marcum believed necessary. The letter provided that the Company's Chief Executive Officer or Chief Financial Officer would confer with Marcum to determine any additional audit procedures or changes that needed to be made to the financial statements and that an amendment would be filed with the SEC, making those changes and describing the circumstances leading up to the amendment. Marcum agreed to these procedures on May 5, 2004. On May 17, 2004 Marcum orally confirmed that it had no changes other than those described above, but Marcum has not yet released its report.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Van Krikorian                     (203)         422-2300
         -------------------------------------------------------------
           (Name)                       (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes    [ ]  No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes    [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Global Gold Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       GLOBAL GOLD CORPORATION

Date  May 18, 2004                     By /s/Van Z. Krikorian
      ------------                        -------------------
                                       Name:  Van Z. Krikorian
                                       Title: Vice President and General Counsel


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